

May 16, 2013

Via E-mail
Mr. Theodore E. Guth
Chief Financial Officer
Douglas Emmett
808 Wilshire Boulevard, 2nd Floor
Santa Monica, California 90401

> **Re: Douglas Emmett**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 27, 2013**
> **File No. 001-33106**

Dear Mr. Guth:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Investment in Unconsolidated Real Estate Funds, page F-11

1) We note your disclosure that you hold a 65.09% equity interest in Douglas Emmett Fund X, LLC as of December 31, 2012. Given the significant ownership interest, please tell us why this Fund is not consolidated in your financial statements. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief